SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 14 April 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)

Announces the publication of its Annual Report and Accounts for the 12 month period ended 31 December 2010

14 April 2011

Bank of Ireland has today issued its Annual Report and Accounts for the 12 month period ended 31 December 2010. Please click on the following link to view the Annual Report and Accounts:
http://www.rns-pdf.londonstockexchange.com/rns/8829E_-2011-4-13.pdf

Alternatively the above document is also available on the Company's website,
www.bankofireland.com/about-boi-group/investor-relations/financial-information

In accordance with Irish Listing Rule 6.6.1 and UKLA Listing Rule 9.6.1 the Annual Report and Accounts will be submitted to the Irish Stock Exchange and the UK's National Storage Mechanism.

The Annual Report and Accounts will shortly be available at:

http://www.hemscott.com/nsm.do

and at

Company Announcements Office
The Irish Stock Exchange,
28 Anglesea Street,
Dublin 2.

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729
Helen Nolan	Group Secretary	+353 (0) 76 623 4710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 14 April 2011